                 FIRST ALBANY COMPANIES Inc.

                      Stock Bonus Plan

                          Form 11K

              For the Plan Year Ended 12/31/93

             Securities and Exchange Commission

                    Washington, DC  20549



                          FORM 11-K

     /X/ Annual Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934

         For the fiscal year ended December 31, 1993

                             or

    / /   Transition Report Pursuant to Section 15(d) of
             the Securities Exchange Act of 1934

                Commission file number 014140




        First Albany Companies Inc. Stock Bonus Plan
                       (Title of Plan)


                 First Albany Companies Inc.
                   (Issuer of Securities)


                       41 State Street
                   Albany, New York  12201
                       (518) 447-8500
           (Address of Principal Executive Office)


I.R.S. Employer I.D. No. 22-2655804

                            ITEMS





Item 4. Financial Statements and Schedules

     1.   Report of Independent Accountants

      A. Statement of net assets available for plan benefits as of December 31, 1993 and 1992
      B. Statements of changes in net assets available for plan benefits for the years ended December 31, 1993, 1992 and 1991
      C.  Notes to financial statements
      D.  Assets held for investments at December 31, 1993
      E. Transactions in excess of 5% of the current value of plan assets for the year ending December 31, 1993.


    24.    Consent of Independent Accountants





                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 First Albany Companies Inc.
                                 Stock Bonus Plan


DATE: 3/30/94                    BY: /s/ George C. McNamee
                                    --------------------------
                                    George C. McNamee
                                    Member of the Administrative
                                    Committee

               THE FIRST ALBANY COMPANIES INC.
                      STOCK BONUS PLAN





              REPORT OF INDEPENDENT ACCOUNTANTS





    For the Years Ended December 31, 1993, 1992 and 1991

                      TABLE OF CONTENTS


                                                                          Page
                                                                          ----


REPORT OF INDEPENDENT ACCOUNTANTS                                           1


FINANCIAL STATEMENTS

  Statements of net assets available for plan benefits                      2

  Statements of changes in net assets available for
    plan benefits                                                           3

  Notes to financial statements                                            4-6


SUPPLEMENTAL SCHEDULES

  Assets held for investment at December 31, 1993                           7

  Transactions in excess of 5% of the current value
     of plan assets for the year ended December 31, 1993                  8-10

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


To the Administrative Committee
  of First Albany Companies Inc. Stock Bonus Plan


We have audited the accompanying statements of net assets available for plan benefits of First Albany Companies Inc. Stock Bonus Plan as of December 31,


1993 and 1992, and the related statement of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As described in Note 2, the plan changed its method of accounting for liabilities to former plan participants.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        COOPERS & LYBRAND

Albany, New York
March 9, 1994

                         FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


=================================================================
                                   December 31,      December 31,
                                      1993               1992
- -----------------------------------------------------------------
ASSETS

 Investments, at fair
   value (Note 4)                  $5,371,847        $3,484,264


 Cash, noninterest bearing             15,335            29,802
                                    ---------         ---------



Total assets                        5,387,182         3,514,066


 Benefits payable to
   terminated participants                               25,168
                                   ----------         ---------


Net assets available for plan
  benefits                         $5,387,182        $3,488,898
                                   ==========        ==========





                    The accompanying notes are an integral
                      part of the financial statements.

                         FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


=============================================================================
                                December 31,    December 31,    December 31,
For the years ended                1993            1992            1991
- -----------------------------------------------------------------------------

Additions to net assets
attributed to:
  Contributions from:
    Employees                   $  628,641       $  396,331      $  328,887
    Employer (Note 4)              292,466          189,740         142,729
                                ----------       ----------      ----------
                                   921,107          586,071         471,616

 Net appreciation in the
  fair value of investments      1,064,707          720,100       1,031,710
 Dividend income                   109,602          108,895
                                ----------       ----------      ----------
Total additions                  2,095,416        1,415,066       1,503,326
                                ----------       ----------      ----------

Deductions from net assets
attributed to:
 Benefits paid or payable to:
  Terminated participants          175,204          200,252         149,403
  Active participants               47,096
                                ----------       ----------      ----------

Total deductions                   222,300          200,252         149,403
                                ----------       ----------      ----------

Increase prior to cumulative
 effect of a change in


 accounting principle            1,873,116        1,214,814       1,353,923

Cumulative effect of a change
 in accounting principle            25,168
                                ----------       ----------      ----------
Net increase                     1,898,284        1,214,814       1,353,923

Net assets available for
plan benefits:

 Beginning of period             3,488,898        2,274,084         920,161
                                ----------       ----------      ----------
 End of period                  $5,387,182       $3,488,898      $2,274,084
                                ==========       ==========      ==========




                    The accompanying notes are an integral
                      part of the financial statements.

                         FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN

                        NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan

The following description of the First Albany Companies Inc. (the "Company") Stock Bonus Plan (the "Plan") provides only general information.
Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     a.  General

     Effective July 1, 1987, First Albany Companies Inc. established a Stock Bonus Plan. This Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. Employees are eligible to participate upon the first day of the calendar quarter following completion of at least one thousand hours of service during any consecutive twelve months of continuous recognized employment as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All costs and fees incurred in administering the Plan are borne by the Company, which is the Plan administrator and custodian.

     b.  Contributions and Participant Accounts

     Participants elect to make after-tax contributions to the Plan. The Company may, but is not required to, contribute to the Plan an amount equal to a percentage of each participants' voluntary after-tax contribution. For 1993, 1992 and 1991, the Company's contribution percentage was 50%. Annually, the Board of Directors of the Company may authorize an additional contribution to the Plan. Forfeitures are maintained within the Plan and used to reduce the Company's matching contribution.

     c.  Investments



     The Plan is limited to investing solely in the common stock of the Company which is traded in the over-the-counter market, except that interim short-term investments may be made pending purchase of the Company's stock. Purchases and sales of the Company's stock are conducted by the Company's principal subsidiary, First Albany Corporation, a registered broker-dealer. Commissions are not charged on these transactions.

     d.  Vesting

     Effective January 1, 1989, participants' vest in employer contributions and earnings thereon based on years of service. A participant is 100 percent vested after seven years of credited service. Participants' contributions and earnings thereon are fully vested at all times.

                         FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued


     e.  Payment of Benefits

     On termination of service, participants may receive payment in cash or shares distribution of their vested benefits in a lump-sum distribution equal to the value of their accounts as of the valuation date, as defined in the Plan.

2.   Change in Accounting Principle

     During 1993, the plan changed its method of accounting for liabilities to former plan participants to conform with changes made in the AICPA Audit and Accounting Guide for Audits of Employee Benefit Plan. Under the prior method, a liability was recorded for amounts which had been allocated to persons that had withdrawn from the plan. Such obligations do not require accrual in Plan financial statements, but are required to be reported as liabilities in the Plan's Form 5500 (Annual Return/Report of Employee Benefit Plans.) Accordingly, this obligation, which amounts to $109,927 at December 31, 1993 is a reconciling item between the Plan financial statements and Form 5500. For 1992 and 1991, the net increase in net assets available for Plan benefits would have been decreased $57,919 and increased $66,056, respectively, on a proforma basis.

3.  Significant Accounting Policies

     The accounting records of the Plan are maintained on the accrual basis.

     Investments are stated at market value, which is based upon the last reported sales price.

     The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

4.  Investments

     The Plan's investment portfolio consists of the following as of December 31, 1993 and 1992:


                          1993                    1992
                          ----                    ----
                    Cost     Market Value    Cost    Market Value
                    ----     ------------    ----    ------------

Common Stock:
  First Albany
  Companies Inc.  $3,566,335  $5,371,847   $2,667,790  $3,484,264

     The number of shares of First Albany Companies Inc. common stock as of December 31, 1993 and 1992 was 651,133 and 497,752 respectively. Realized net gain(loss) based on average costs were $75,669, $47,571 and ($19,010) for the years ended December 31, 1993, 1992 and 1991, respectively.

                         FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued


     The Plan's investment portfolio is subject to daily market price fluctuations. Since the entire investment portfolio consists of the Company's common stock, the Plan's portfolio may be exposed to risk in the event of a decline in the market value of the Company's stock.

5.  Forfeitures

     The Company applied forfeitures of $21,866, $8,706 and $21,719 to reduce its matching contribution to the Plan during 1993, 1992 and 1991, respectively.

6.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall become fully vested and be distributed.

7.  Tax Status

     Effective January 1, 1989, the Plan was amended and restated to comply with the Tax Reform Act of 1986, the Omnibus Budget Reconciliation Act of 1987, and the Technical and Miscellaneous Revenue Act of 1988. On February 26, 1993, the Internal Revenue Service ruled that the amended and restated Plan is qualified under the Internal Revenue Code and is, therefore, not subject to tax.

                         FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN

                         ASSETS HELD FOR INVESTMENT*
                              December 31, 1993





                                                       Current
     Description                        Cost            Value
     -----------                        ----           -------


First Albany Companies Inc.:
  Common stock ($0.01 - par value)    $3,566,335      $5,371,847
                                      ==========      ==========





  * The supplemental schedule refers to item number 27a in Form 5500 (Annual Return/Report of Employee Benefit Plan).



                                                First Albany Companies Inc.
                                                     Stock Bonus Plan

                                            Transactions In Excess of 5% Of The
                                               Current Value of Plan Assets*
                                           For The year Ended December 31, 1993


                                       Number                                           Value on
                                         Of               Purchase   Sales   Gains/    Transaction
DATE       DESCRIPTION                 Shares    Cost**     Amount   Amount  (Losses)      Date
- --------------------------------------------------------------------------------------------------

 3-Jan-93  First Albany Companies -  2,100.00                 15,225                     15,225
           Common Stock
 3-Jan-93  First Albany Companies -    840.00                  5,883                      5,883
           Common Stock
 8-Jan-93  First Albany Companies -  2,000.00                 15,003                     15,003
           Common Stock
14-Jan-93  First Albany Companies -    145.00                  1,018                      1,018
           Common Stock
28-Jan-93  First Albany Companies -    700.00                  5,078                      5,078
           Common Stock
29-Jan-93  First Albany Companies -  5,000.00                 36,253                     36,253
           Common Stock
 3-Feb-93  First Albany Companies -    294.00                  2,282                      2,282
           Common Stock
17-Feb-93  First Albany Companies -    550.00                  4,538                      4,538
           Common Stock
17-Feb-93  First Albany Companies -    112.00                    927                        927
           Common Stock
24-Feb-93  First Albany Companies -  3,851.00                 33,218                     33,218
           Common Stock
 4-Mar-93  First Albany Companies -    205.00                  1,797                      1,797
           Common Stock
 4-Mar-93  First Albany Companies -   (22.19)      (121)                 155      35        155
           Common Stock
 4-Mar-93  First Albany Companies -     22.19                   189                         189
           Common Stock
 4-Mar-93  First Albany Companies - (2,225.63)  (12,087)              18,918   6,830     18,918
           Common Stock
 4-Mar-93  First Albany Companies -  2,225.63                18,918                      18,918
           Common Stock
 4-Mar-93  First Albany Companies -   (551.32)   (3,002)               4,686   1,685      4,686
           Common Stock


 4-Mar-93  First Albany Companies -    551.32                 4,686                       4,686
           Common Stock
 8-Mar-93  First Albany Companies -    247.00                 2,164                       2,164
           Common Stock
22-Mar-93  First Albany Companies - (3,553.42)  (19,363)              24,874   5,511     24,874
           Common Stock
22-Mar-93  First Albany Companies -      1.42                    12                          12
           Common Stock
23-Mar-93  First Albany Companies -      1.00                     9                           9


                                                            -8-


           Common Stock
24-Mar-93  First Albany Companies -    250.00                 2,253                       2,253
           Common Stock
29-Mar-93  First Albany Companies -  3,800.00                34,203                      34,203
           Common Stock
 2-Apr-93  First Albany Companies -    100.00                   902                         902
           Common Stock
 5-Apr-93  First Albany Companies -    210.00                 1,864                       1,864
           Common Stock
26-Apr-93  First Albany Companies -  3,000.00                27,753                      27,753
           Common Stock
26-Apr-93  First Albany Companies -  1,000.00                 9,253                       9,253
           Common Stock
26-Apr-93  First Albany Companies -    500.00                 4,625                       4,625
           Common Stock
27-Apr-93  First Albany Companies -  5,000.00                45,628                      45,628
           Common Stock
27-Apr-93  First Albany Companies -  1,600.00                14,603                      14,603
           Common Stock
17-Jun-93  First Albany Companies -   (114.16)     (634)                 970     336        970
           Common Stock
 7-May-93  First Albany Companies -      0.16                     1                           1
           Common Stock
17-Jun-93  First Albany Companies - (2,283.27)  (12,689)              20,549   7,861     20,549
           Common Stock
 7-May-93  First Albany Companies -      0.27                     2                           2
           Common Stock
13-May-93  First Albany Companies -  6,800.00                62,053                      62,053
           Common Stock
13-May-93  First Albany Companies -    (16.63)      (93)                 141      48        141
           Common Stock
13-May-93  First Albany Companies -     16.63                   141                         141
           Common Stock
13-May-93  First Albany Companies -   (332.66)   (1,864)               2,994   1,130      2,994
           Common Stock
13-May-93  First Albany Companies -    332.66                 2,828                       2,828


           Common Stock
19-May-93  First Albany Companies - 17,097.00
           Common Stock
20-May-93  First Albany Companies -    220.00                 1,983                       1,983
           Common Stock
21-May-93  First Albany Companies -  9,187.00
           Common Stock


                                                            -9-


21-May-93  First Albany Companies -    220.00                 1,983                       1,983
           Common Stock
24-May-93  First Albany Companies -    110.00                   979                         979
           Common Stock
26-May-93  First Albany Companies -  3,300.00                28,878                      28,878
           Common Stock
27-May-93  First Albany Companies -    100.00                   903                         903
           Common Stock
15-Jun-93  First Albany Companies -  2,500.00                21,566                      21,566
           Common Stock
16-Jun-93  First Albany Companies -  2,500.00                21,566                      21,566
           Common Stock
23-Jun-93  First Albany Companies -  1,897.00                16,365                      16,365
           Common Stock
19-Jul-93  First Albany Companies -  4,000.00                34,003                      34,003
           Common Stock
19-Jul-93  First Albany Companies -  5,030.00                43,387                      43,387
           Common Stock
19-Jul-93  First Albany Companies -    551.00                 4,755                       4,755
           Common Stock
20-Jul-93  First Albany Companies -    110.00                   911                         911
           Common Stock
28-Jul-93  First Albany Companies -    100.00                   703                         703
           Common Stock
12-Aug-93  First Albany Companies -   (822.00)   (4,486)               5,549   1,062      5,549
           Common Stock
12-Aug-93  First Albany Companies -    822.00                 5,549                       5,549
           Common Stock
17-Aug-93  First Albany Companies - (8,866.48)  (48,406)              77,582  29,175     77,582
           Common Stock
26-Aug-93  First Albany Companies -      0.59                     4                           4
           Common Stock
26-Aug-93  First Albany Companies - (2,013.59)  (10,993)              17,619   6,626     17,619
           Common Stock
26-Aug-93  First Albany Companies -  4,046.48                27,314                      27,314
           Common Stock
26-Aug-93  First Albany Companies -      0.70                     5                           5
           Common Stock


26-Aug-93  First Albany Companies -  1,712.70)   (9,366)              14,986   5,620     14,986
           Common Stock
26-Aug-93  First Albany Companies -      1.36                     9                           9
           Common Stock
26-Aug-93  First Albany Companies -   (107.36)     (587)                 939     352        939


                                                           -10-


           Common Stock
 8-Sep-93  First Albany Companies -    200.00                 1,503                       1,503
           Common Stock
10-Sep-93  First Albany Companies -  2,000.00                15,003                      15,003
           Common Stock
15-Sep-93  First Albany Companies -   (111.00)     (608)                 971     363        971
           Common Stock
17-Sep-93  First Albany Companies -  5,000.00                38,128                      38,128
           Common Stock
24-Sep-93  First Albany Companies -  3,500.00                26,691                      26,691
           Common Stock
28-Sep-93  First Albany Companies -  1,000.00                 7,878                       7,878
           Common Stock
12-Oct-93  First Albany Companies -  4,900.00                40,428                      40,428
           Common Stock
14-Oct-93  First Albany Companies -  1,312.00                10,991                      10,991
           Common Stock
 4-Nov-93  First Albany Companies -  4,000.00                33,503                      33,503
           Common Stock
 5-Nov-93  First Albany Companies -      7.00                    62                          62
           Common Stock
10-Nov-93  First Albany Companies -  6,300.00                57,491                      57,491
           Common Stock
15-Nov-93  First Albany Companies - 19,662.00
           Common Stock
15-Nov-93  First Albany Companies -  9,646.00
           Common Stock
15-Nov-93  First Albany Companies -    (47.99)     (256)                 432     176        432
           Common Stock
15-Nov-93  First Albany Companies -   (959.77)   (5,121)               7,318   2,197      7,318
           Common Stock
15-Nov-93  First Albany Companies -      0.76                     6                           6
           Common Stock
22-Nov-93  First Albany Companies -  5,000.00                43,128                      43,128
           Common Stock
22-Nov-93  First Albany Companies -  5,000.00                43,128                      43,128
           Common Stock
26-Nov-93  First Albany Companies -  1,000.00                 8,628                       8,628
           Common Stock
 1-Dec-93  First Albany Companies -  5,000.00                43,128                      43,128


           Common Stock
 1-Dec-93  First Albany Companies -    300.00                 2,591                       2,591
           Common Stock


                                                           -11-


 2-Dec-93  First Albany Companies - (1,790.54)   (9,704)              15,220   5,515     15,220
           Common Stock
 6-Dec-93  First Albany Companies -  1,790.54                15,220                      15,220
           Common Stock
 7-Dec-93  First Albany Companies -  1,653.00                13,640                      13,640
           Common Stock
 7-Dec-93  First Albany Companies -    115.00                   963                         963
           Common Stock
 9-Dec-93  First Albany Companies -   (484.46)   (2,634)               3,694   1,060      3,694
           Common Stock
 9-Dec-93  First Albany Companies -    (24.22)     (132)                 218      86        218
           Common Stock
 9-Dec-93  First Albany Companies -      0.68                     6                           6
           Common Stock
13-Dec-93  First Albany Companies -    131.00                 1,117                       1,117
           Common Stock
16-Dec-93  First Albany Companies -  5,000.00                42,503                      42,503
           Common Stock
16-Dec-93  First Albany Companies -    115.00                   981                         981
           Common Stock
16-Dec-93  First Albany Companies -    115.00                   981                         981
           Common Stock
21-Dec-93  First Albany Companies -    100.00                   866                         866
           Common Stock
22-Dec-93  First Albany Companies -  1,000.00                 8,503                       8,503
           Common Stock
23-Dec-93  First Albany Companies -    315.00                 2,681                       2,681
           Common Stock
23-Dec-93  First Albany Companies -    100.00                   866                         866
           Common Stock
29-Dec-93  First Albany Companies -    331.00                 2,817                       2,817
           Common Stock
31-Dec-93  First Albany Companies -  1,000.00                 8,253                       8,253
           Common Stock
31-Dec-93  First Albany Companies -    578.00                 4,844                       4,844
           Common Stock
                                   ------------------------------------------------------------

TOTALS:                            153,381.00  (142,147)  1,040,691  217,816  75,669  1,258,507
                                   ============================================================




     *    The supplemental schedule refers to item number 27d in Form 5500 (Annual Return/Report of Employee Benefit Plan)
     - Schedule of Reportable Transactions.

     **   Cost of Securities sold on an "average cost" basis.





                                     -12-